Volumetric Fund, Inc.

87 Violet Drive

Pearl River, New York 10965

Phone: 845-623-7637

July 12, 2019

Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F. Street, N.E. Washington, DC 20549

RE: SEC Telephone Call on June 26, 2019

Dear Mr. Ellington,

It was a pleasure speaking with you recently. Regarding our conversation on June 26, 2019, please find our responses below. I believe we have addressed and remedied all the topics discussed.

1.

Confirm the Acquired Fund Fees and Expenses (“AFFE”) regulations are adhered to in the Prospectus of the N1-A. Namely, the “Annual Fund Operating Expense” section (Item #3) should indicate possible expenses of the Fund’s money market fund investment and S&P500 ETF.

The calculated AFFE for the Fund is less than half of one basis point of the Fund’s assets. Therefore, it is our belief that a separate line item within the “Annual Fund Operating Expense” table is not required and the Fund’s expenses are correct as currently presented.  However, a footnote will be added to this table, in future filings, stating “Other Expenses include less than 0.01% (1 basis point) of Acquired Fund Fees and Expenses (“AFFE”). AFFE are indirect fees and expenses that the Fund incurs from investing in the shares of ETFs and other mutual funds.”

2.

It appears the Adviser pays unitary fees (substantially all fund expenses, except interest expenses, taxes, brokerage and legal costs). In the 2018 Annual Report, under “Information about your Fund’s Expenses”, it reads “…you incur ongoing costs, including management fees and other fund expenses”. Clarify if the Fund or the Adviser pays these expenses and are these expenses paid up to date?

The various fees paid by Volumetric Advisers, Inc. (“Adviser”) are indicated within the N-CSR, under “Notes to Financial Statements” Note 2 “Management Fee and Other Transactions with Affiliates”. Under the section titled “Information about your Fund’s Expenses”, regarding the term “Fund expense”, further clarity will be provided by making referencing to Note 2, which is within the same Annual Report.

The expenses incurred by the Fund, which are to be paid by the Adviser, are all paid up-to-date. The Adviser has always paid such Fund expenses in a timely manner.

3.

Form N1-A (Item 27(d)6) provide additional information regarding the Board of Directors consideration to approve the Adviser.

The “Management of the Fund” section within the Prospectus of the N-1A filing, indicates the Board of Director’s rationale for selecting the Adviser and makes reference to the 2018 Annual Report filing, which further details the reasons for the Board’s selection of the Adviser. The list of the Board’s rationale, within the 2018 Annual Report, is indicated under “Other News” (paragraph 2). While reasons for the Board’s decision were provided, we will elaborate this on future filings as suggested.

4.

Review Form N-CSR filing, under “Principal Accountant Fees and Services”. Review the information as noted by N-CSR (Item 4(e)1). Confirm information, including percentages are accurate under Item 4(e)2.

For N-CSR, Item 4(e)2, the premise of how to answer this Item for the filing was misunderstood, therefore, our response did not clearly reflect the response that was intended. This original filing indicated 100% but, should have been 0%, as the opposite value was indicated.   This will be adjusted for future filings.

5.

Certifications for the N-CSR should be signed by each principal executive and principal financial officer of the investment company. There was no signature from a principal financial officer.

The role of a principal financial officer is the responsibility of the Chief Executive Officer and the President. Both of these executives have signed the certification. Since the Adviser has only four employees, there is no single individual designated as a principal financial officer.

6.

The Form N-CSR should include “Item 12. Disclosure of Securities Lending Activities for Closed-End Management Investment Comp”.

This item will be added going forward. Please note we are not a closed-ended fund so, our future reports will indicate not applicable.

7.

Statement indicating “Optional Internet Availability of Investment Company Shareholder Reports, Investment Company Act” (N1-A Item 27(d)7) had been omitted.

The Fund has just recently decided to adopt the new policy. Therefore, the required statement will be included in the June 30, 2019, N-CSRS and all other required reports going forward.

If you have any questions, concerns or comments, I may be reached at 845-623-7637 or jg@volumetric.com.

Thank you,

/s/ Jeffrey Gibs

Jeffrey Gibs

Volumetric Fund, Inc.

President

Chief Compliance Officer